

07006180

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67277

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/27/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newcastle Distributors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
APR 27 2007
THOMSON
FINANCIAL

127 Woodhaven Drive
(No. and Street)

Avon (City) CT (State) 06001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Atkins (860) 673-2972
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — *if individual, state last, first, middle name*)

10 Tower Lane (Address) Avon (City) CT (State) 06001 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY


SEC MAIL PROCESSING
RECEIVED
APR 10 2007
WASH, DC
190
SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, Paul A. Atkins, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Newcastle Distributors, LLC (the Company) for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/23/07 Date

Paul A. Atkins
Principal

Notary Public

JODIE B. LEMERIS
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2011

Newcastle Distributors, LLC
(SEC File No. 8-67277)

This report contains: (check all applicable boxes)

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[x] (c) Statement of Operations.

[x] (d) Statement of Cash Flows.

[x] (e) Statement of Changes in Member's Equity.

[ ] (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] (g) Computation of Net Capital.

[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

[ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).

[x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 4 - Net Capital).

[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report (not applicable).

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

[x] (o) Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

[ ] (p) Schedule of segregation requirements and funds in segregation - customer's regulated commodity futures account pursuant to Rule 171-5 (not applicable).

Newcastle Distributors, LLC
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net Capital:

Member's equity	$	24,207
Nonallowable assets:		
Prepaid expenses		1,145
Total net capital		23,062
Less net capital requirement [greater of $19 (6.67% of aggregate indebtedness) or $5,000]		5,000
Net capital in excess of requirements	$	18,062

Aggregate Indebtedness:

Total liabilities	$	287
Aggregate indebtedness	$	287
Ratio of aggregate indebtedness to net capital		.01 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of 12/31/2006):

Net capital, as reported in Company's Part II (unaudied Focus report)	$	23,348
Audit adjustment to record accrued expense		(286)
Audit adjustment to reclassify prepaid expense		1,145
Member's equity per above		24,207
Nonallowable assets:		
Prepaid expenses		(1,145)
Net capital per above	$	23,062

END